UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36265 / July 22, 2026

In the Matter of   :
                                                    :
The Glenmede Portfolios   :
c/o State Street Bank and Trust Company   :
One Congress Street, Suite 1   :
Boston, Massachusetts 02114   :
                                                    :
(811-06578)   :
                                                    :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on December 23, 2025, and amended on March
31, 2026, requesting an order under section 8(f) of the Act declaring that it has ceased to be an
investment company.

On June 26, 2026, a notice of filing of the application was issued (Investment Company Act
Release No. 36227). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act
shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.